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                              December 23, 2021

       G. Reed Petersen
       President
       Entertainment Holdings, Inc.
       3625 Cove Point Dr.
       Salt Lake City, Utah 84109

                                                        Re: Entertainment
Holdings, Inc.
                                                            Amended
Registration Statement on Form 10-12g
                                                            Filed December 15,
2021
                                                            File No. 000-56317

       Dear Mr. Petersen:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Amended Registration Statement on Form 10 filed December 15, 2021

       General

   1. We note the revised disclosures in response to prior comment 1, including the risk factor on page 14. Please
revise the risk factor to remove the reference to the SEC changing its position and instead
discuss the risk if the company did not have an available exemption for the recent
unregistered sales and provide clear disclosure of the specific risks to the company if the
exemptions were not available. Lastly, in the disclosure on page 25, please revise to
clarify whether the Oklahoma corporation was incorporated for the purpose of changing the
state of incorporation and clarify whether there were any
                                                        additional reasons for
the merger, such as whether the Oklahoma company had a separate shareholder base, etc.
For guidance, please see Section 203.02 of our Compliance and
                                                        Disclosure
Interpretations (Securities Act Sections), which is available on our website.
 G. Reed Petersen
FirstName LastNameG.
Entertainment Holdings,Reed
                       Inc. Petersen
Comapany23,
December  NameEntertainment
              2021            Holdings, Inc.
December
Page 2    23, 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Herbers at 202-551-8028 or Pam Howell at 202-551-3357 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Jacob Heskett